March 5, 2021

VIA EDGAR TRANSMISSION

Ruairi Regan

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FTAC Parnassus Acquisition Corp.

Registration Statement on Form S-1

Filed February 8, 2021

File No. 333-252821

Dear Mr. Regan:

On behalf of FTAC Parnassus Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 3, 2021 relating to the Registration Statement on Form S-1 of the Company (the “Form S-1”) filed with the Commission on February 8, 2021. We are concurrently filing via EDGAR Amendment No. 2 to the Form S-1 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Draft Amendment filed concurrently herewith.

Form S-1 filed February 8, 2021

General

1.	We note your disclosure that Millennium has indicated an interest to purchase up to a specific amount of common stock in the offering. We also note your disclosure that Millennium may purchase more than the amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose whether there is a ceiling on the amount that may be purchased by Millennium and quantify any ceiling. If not, please disclose the potential material impact on the public investors.

The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages 22, 73, 113, 116 and 117 of the Draft Amendment in response to the Staff’s comment.

* * * * *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Ryan M. Gilbert
Ryan M. Gilbert Chief Executive Officer FTAC Parnassus Acquisition Corp.

cc:	Mark Rosenstein, Esquire

Derick Kauffman, Esquire

Ledgewood, PC

Pamela Howell

U.S. Securities and Exchange Commission

2